UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2012

Commission File Number 021-158577

Pacific Drilling S.A.

(Exact name of Registrant as specified in its charter)

37, rue d’Anvers

L- 1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Yes   ☐             No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Yes   ☐             No   ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information Contained in the Form 6-K Report

Attached as Exhibit 99.1 is a copy of an announcement of Pacific Drilling S.A. (the “Company”) dated February 5, 2012 regarding a proposed Norwegian bond issuance. The following reflects certain unaudited financial information disclosed to potential investors in connection with such proposed bond issuance. All financial information is presented in United States dollars.

As of December 31, 2011, the Company has

•	“Total Debt” of $1,675,000,000;

•	“Remaining Capex Liability” required to complete the current new build construction program of $1,159,000,000; and

•	“Total Cash” of $484,000,000, which includes cash, cash equivalents and restricted cash.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)

Dated: February 6, 2012	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Announcement dated February 5, 2012